Mail Stop 3561

April 18, 2007

Brian Shenkman
Chief Executive Officer
W Candy, Inc
10550 Pebble Cove Lane
Boca Raton, FL 33436

      RE: **W Candy, Inc**
              Form 10-KSB for the Year December 31, 2005 filed June 20, 2006
              File No. 333-103363

Dear Mr. Shenkman:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                 Sincerely,

                 Michael Moran
                 Branch Chief